Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):	AXP

NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	August 9, 2007
Press release for immediate distribution

AXCAN PHARMA SUSTAINS GROWTH IN FISCAL 2007, WITH
 RECORD REVENUE OF $92.3 MILLION IN THE THIRD QUARTER

•	REVENUE OF $92.3 MILLION, A 20.3% INCREASE COMPARED TO THE THIRD QUARTER OF FISCAL 2006

•	DILUTED INCOME PER SHARE OF $0.36, A 38.5% INCREASE COMPARED TO THE THIRD QUARTER OF FISCAL 2006

•	NEW DRUG APPLICATION FOR ULTRASE SUBMITTED

•	REVENUE GUIDANCE FOR FISCAL 2007 INCREASED TO $335 TO $343 MILLION

•	CONVERSION OF ALL $125 MILLION 4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2008

•	APPOINTMENT OF MR. NICHOLAS FRANCO AS SENIOR VICE PRESIDENT, INTERNATIONAL COMMERCIAL OPERATIONS

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today reported financial results for the third quarter of fiscal 2007, ended June 30, 2007 (all amounts are stated in U.S. dollars).

"We are pleased with the financial performance the Company achieved for the third quarter, which continues to show our significant growth both in terms of revenue and income per share. These results, combined with the conversion into equity of all our convertible subordinated notes, sustain the Company's strategy of strengthening its balance sheet, which allows us to continue to implement our growth strategy," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “We also recently completed the submission of our New Drug Application (NDA) for ULTRASE, which increases our confidence in being in a position to be one of the first companies to meet the

April 2008 deadline set by the FDA for approval of pancreatic enzyme products under the new guidelines, allowing us to remain a leader in this market,” he added.

Total revenue for the three-month period ended June 30, 2007, was $92.3 million, compared with $76.7 million for the third quarter of fiscal 2006, an increase of 20.3%.

Based on available information, the Company estimates that overall wholesaler inventory levels were within the four to six weeks range for the third quarter of fiscal 2007, which positively impacted revenue by approximately $3.0 million. As stated in its guidance, based on its ongoing discussions with different wholesalers, the Company expects average wholesaler inventory levels to be of approximately four to six weeks for the whole of fiscal 2007.

Net income for the third quarter of fiscal 2007 was $19.4 million, a 45.9% increase compared with net income of $13.3 million for the corresponding period in fiscal 2006. Diluted income per share for the third quarter of 2007 amounted to $0.36, compared to diluted income per share of $0.26 a year earlier, a 38.5% increase.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

ULTRASE-VIOKASE
In April 2004, the U.S. Food and Drug Administration (“FDA” or “The Agency”) formally notified manufacturers of pancreatic insufficiency products that these drugs, which include ULTRASE and VIOKASE, must receive approval before April 2008 in order to remain on the market. The FDA published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs”; April 2006).

On August 2, Axcan announced the submission of the complete NDA for ULTRASE, a zero-overfill, pancreatic enzyme replacement therapy used to treat exocrine pancreatic insufficiency as associated with, but not limited to, cystic fibrosis. This formulation has been designed to meet FDA guidelines for pancreatic enzyme replacement products. The FDA has granted ULTRASE a Fast Track designation, which allows promising new drugs and biological products that treat serious, life-threatening or severely debilitating diseases to proceed more rapidly through the regulatory process.

The NDA is based on a clinical study program that included Phase III, multi-centre, double-blinded, placebo-controlled crossover trials. In the two initial Phase III studies previously disclosed (Aliment Pharmacol. Ther. 2004; 20: 1365-1371), patients with pancreatic insufficiency associated with cystic fibrosis received either ULTRASE MT12, or ULTRASE MT20, or a placebo. Results of this study demonstrated excellent effects on fat absorption with minimal adverse events. Baseline fat absorption levels without enzyme supplementation (placebo) were 46.7% and 58.7% respectively in the ULTRASE MT12 and ULTRASE MT20 study groups. Mean fat absorption increased to 79.4% and 87.3% respectively for the ULTRASE MT12 and ULTRASE MT20 study groups.

The Company also recently completed an additional Phase III clinical study, also included in the NDA, with the currently marketed ULTRASE MT20 formulation. This multi-centre, randomized, double-blind, crossover study was designed to compare the efficacy and safety of ULTRASE MT20 to placebo in the correction of steatorrhea in patients with cystic fibrosis.

Results of this study also demonstrated excellent effects on the primary efficacy parameter, i.e. fat absorption, with minimal adverse events. “A highly significant clinical and statistical difference in mean fat absorption between ULTRASE MT20 and placebo was observed, in line with the results previously observed in the published studies on ULTRASE and clearly above the absorption level thought to be required for enzyme supplementation for cystic fibrosis patients,” commented Dr. Michael Konstan, Lead Investigator for the study (Rainbow Babies and Children’s Hospital, Cleveland, OH), which was conducted with the assistance of the Cystic Fibrosis Therapeutics Development Network. The Company plans to have Dr. Konstan disclose detailed results of the study in the coming months, in the appropriate scientific forum.

In addition, the ULTRASE NDA includes an intestinal perfusion study aimed at measuring the bioactivity of lipase at the site of action, as requested by the FDA. Results of this analysis confirmed that ULTRASE MT20 effectively delivers lipase to the site of action. It is expected that the Principal Investigator, Dr. Philip Toskes (University of Florida, Gainesville, FL), will publish and present this component of the NDA in the coming months, in the appropriate scientific forum.

Axcan is also progressing towards the submission of the NDA for VIOKASE, the only branded, uncoated pancreatic enzyme formulation available in the United States. The Company is currently implementing a filing strategy to comply with FDA guidelines. Although the Company believes the April 2008 deadline might be challenging to meet, it is in active discussion with the FDA, and is working with the Agency to ensure there is no shortage of non-coated pancreatic enzyme product on the market, post April 2008.

CANASA MAX-002
In June 2007, Axcan announced the initiation of CANASA MAX-002, a Phase III clinical trial to evaluate the efficacy and safety of a novel, high-concentration, 1-gram mesalamine suppository for the treatment of ulcerative proctitis. It is anticipated that the international Phase III, randomized, parallel group trial will involve approximately 250 patients diagnosed with ulcerative proctitis. Patients will be randomized to one of the treatment groups and will receive either CANASA MAX-002 or comparator. The primary efficacy endpoint will be measured by comparing Disease Activity Index values between the treatment groups. The trial is expected to be completed in the second half of calendar 2008.

AGI-010
In September 2006, Axcan signed an exclusive license and co-development agreement with AGI Therapeutics, plc (“AGI”) for AGI-010. AGI-010 is a delayed/controlled release formulation of the Proton Pump Inhibitor (“PPI”) drug omeprazole and is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of nighttime gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”). NAB remains a significant unmet medical need, and is estimated to occur in more than 50% of GERD patients on a PPI therapy. Development of the final formulation for this compound is ongoing and the Company expects to make a decision on the most appropriate development and filing strategy later this calendar year.

URSODIOL DISULFATE
Axcan is developing ursodiol disulfate in the prevention of the recurrence of colorectal adenomateous polyps, considered to be a pre-cancerous stage of colorectal cancer. A single, ascending-dose Phase I clinical study was completed in early 2006, and a multiple, ascending-dose Phase I study was completed in September 2006, to evaluate the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies are currently being analyzed.

NMK 150
Axcan is developing NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, which paid special attention to duodenal irritation, confirmed the safety profile of this compound. A Phase I, ascending, multiple-dose clinical study was also completed and confirmed the safety and tolerability of this compound alone and in combination with a PPI. Results of the pharmacodynamics part of the studies are currently being analyzed.

ORGANIZATIONAL UPDATE

Axcan is pleased to welcome Mr. Nicholas Franco, who recently joined the Company as Senior Vice President, International Commercial Operations. In his new role, Mr. Franco will oversee Axcan’s business outside of North America, including international commercial operations and export activities. An important focus of Mr. Franco’s activities will be to further promote Axcan’s presence outside of North America, thus enhancing the Company’s capabilities to execute on its strategy for international expansion.

Mr. Franco brings over 20 years of leadership and experience in research, marketing, sales and business development across several therapeutic areas and geographies. Prior to joining Axcan, Mr. Franco was Head of Market Access Region Europe for Novartis Pharma AG in Basel, Switzerland, a company where he has held various management positions since 1991. Previous positions include President of Novartis Ophthalmics, Global Head, Business Development and Licensing and Global Brand Director for gastrointestinal products. During his tenure with Novartis, Mr. Franco successfully led cross-functional teams and business units that directly controlled local markets, as well as large business franchises and business units in international settings. He also established Novartis’ Global Alliance Management function and led the Primary Care Global Negotiations team in completing over a dozen in-licensing deals for development compounds.

The Company also recently appointed Dr. Jo Ellen Schweinle, as Vice President, Medical Affairs. An experienced executive, Dr. Schweinle brings over 14 years of extensive experience across all key aspects of medical affairs, combined with a solid understanding of clinical development. She most recently served as Senior Director, Clinical Development, General Medicine at Chiron Pharmaceutical in Berkeley, California, where she lead global development and medical affairs. In addition to her service at Chiron, she has served in a number of senior medical affairs positions including: Senior Director, Drug Development and Safety at McNeil Consumer and Specialty Pharmaceuticals, Director, Health Policy and Extramural Collaborations at GlaxoSmithKline, and Academic Alliances Director, Sales and Marketing at Bayer Corporation.

In her new role, Dr. Schweinle will mainly serve as the Company’s lead medical expert to internal teams and key opinion leaders in the medical, pharmaceutical and academic communities. She will also be responsible for post-approval programs, Phase IIIb and IV profiling studies, life-cycle management, global medical information and scientific training.

GUIDANCE FOR 2007

Axcan forecasts its revenue for the fiscal year ending September 30, 2007, to be in the range of $335 to $343 million, which represents growth of approximately 15% to 17% relative to fiscal 2006. The Company’s previously announced revenue guidance was in the range of $312 to $320 million. During the first three quarters, the Company realized stronger than expected revenue as the Company’s products for which prescription data is available showed more positive overall prescription trends than anticipated, which should result in higher annual sales than initially budgeted. In addition, solid revenue in Europe contributed to the increase in revenue. However, generic ursodiol is now listed on all the Canadian provincial formularies, and the Company is seeing a negative impact on sales of this product.

The revised guidance is based upon a number of variables and assumptions, including the continued effect of generic erosion on the ursodiol franchise in Canada, stabilization of the effects of budgetary initiatives implemented by the French government during fiscal 2006 on the Company’s products LACTEOL and TAGAMET, and average wholesaler inventory levels for the whole of fiscal 2007 being of approximately four to six weeks, slightly lower than the initially estimated level of approximately six weeks. Other variables and assumptions include prescription and business trends, as well as the positive impact on revenue experienced due to changes in the Company’s patient assistance programs, in response to the new Medicare Part D program. Furthermore, the Company’s revenue guidance does not include the impact of future business development activities, including any future acquisitions, in-licensing or distribution agreements.

Axcan’s operating expenses are largely project-based and are anticipated to impact future quarters based on certain planned events. These operating expenses include the launch of new products, the impact of an ongoing concerted effort in the area of business development, and the further advancing of the Company’s research and development pipeline.

At the beginning of fiscal 2007, the Company anticipated research and development expenses to be within the range of approximately 9% to 12% of fiscal 2007 total revenue as, in addition to advancing its current portfolio, the Company plans to continue to implement lifecycle management programs, in order to extend and defend its base portfolio. This projection also included costs associated with the filing of the NDAs for the Company’s two pancreatic enzyme products. The Company continues to believe that these expenses will be at the lower end of the given range.

The Company also expected 2007 selling and administrative expenses to be approximately 32% to 34% of total revenue, including costs associated with the launch of PYLERA, which occurred on May 7, 2007, in the U.S. market, and ongoing costs associated with Sarbanes-Oxley compliance. The Company now believes that expenses will represent approximately 30% of total revenue, for the fiscal year, for this expense category.

Although the Company believes that the expectations reflected in this guidance are reasonable, these statements consist of projections, based upon a number of variables and assumptions, all of which are subject to uncertainties and risks. Material assumptions include, but are not limited to: average wholesaler inventory levels for the whole of fiscal 2007 being approximately four to six weeks; the absence of any changes to U.S. GAAP; foreign currency rates remaining stable throughout the year; the absence of any other material change in reimbursement amounts and policies related to the Company’s products in all markets; the absence of any material change in the regulatory status of the Company's current products and the absence of additional competitive products and generic entries.

Additional information on assumptions and risk factors that could cause actual results to differ may be found in the Management's Discussion and Analysis ("MD&A"), accessible on the Company’s website (www.axcan.com), as well as in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators. The Company intends to update or revise guidance annually or as otherwise dictated by a change in a material assumption or factor underlying its guidance.

INTERIM FINANCIAL REPORT

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three-month period ended June 30, 2007. For a copy of our full financial results for the third quarter, including the Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.axcan.com.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. ET, on August 10, 2007. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 594-3790 (Canada and United States) or (416) 644 3425 (international). A replay of the call will be available until August 17, 2007. The telephone numbers to access the replay of the call are (877) 289-8525 or (416) 640-1917, passcode 21241302#.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

Caution regarding guidance and Forward-Looking Information and “Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, which reflect the Company's current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking, including, without limitation, the Company's guidance for fiscal 2007 in respect of revenues, research and development expenses as well as selling and administrative expenses and are generally identified by words such as "anticipate," "expect," "estimate," "intend," "project," "plan" and "believe." Forward-looking statements are subject to risks and uncertainties and undue reliance should not be placed on these statements. Certain material assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian securities regulators.

The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The names CANASA, CARAFATE, DELURSAN, LACTEOL, PANZYTRAT, TAGAMET, PYLERA, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:           Isabelle Adjahi
                                    Senior Director, Investor Relations and Communications
   Axcan Pharma Inc.
   Tel: (450) 467-2600 ext. 2000

www.axcan.com

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share related data)

	June 30,	September 30,
	2007	2006
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	262,642	55,830
Short-term investments, available for sale	6,200	117,151
Accounts receivable, net	44,657	30,939
Income taxes receivable	6,717	8,987
Inventories	30,461	37,349
Prepaid expenses and deposits	3,325	3,699
Deferred income taxes	14,467	8,423
Total current assets	368,469	262,378

Property, plant and equipment, net	29,637	28,817
Intangible assets, net	366,419	375,680
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	49	1,475
Deferred income taxes	5,985	-
Total assets	798,026	695,817

Liabilities

Current liabilities
Accounts payable and accrued liabilities	72,044	60,733
Income taxes payable	18,950	2,099
Instalments on long-term debt	554	681
Deferred income taxes	1,290	1,104
Total current liabilities	92,838	64,617

Long-term debt	240	125,565
Deferred income taxes	39,927	38,211
Total liabilities	133,005	228,393

Shareholders’ Equity

Capital stock
Preferred shares,without par value; unlimited shares authorized: no shares issued	-	-
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	-	-
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	-	-
Common shares, without par value; unlimited shares authorized: 55,296,354 issued and outstanding as at June 30, 2007 and 45,800,581 as at September 30, 2006	394,726	262,786
Retained earnings	232,583	177,906
Additional paid-in capital	8,208	4,967
Accumulated other comprehensive income	29,504	21,765
Total shareholders’ equity	665,021	467,424
Total liabilities and shareholders’ equity	798,026	695,817

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

CONSOLIDATED OPERATIONS

(in thousands of U.S. dollars, except share related data)
(unaudited)

	For the	For the	For the	For the
	three-month	three-month	nine-month	nine-month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Revenue	92,336	76,657	256,475	220,066

Cost of goods sold (a)	20,504	17,816	61,121	54,511
Selling and administrative expenses (a)	26,524	25,260	73,559	71,790
Research and development expenses (a)	7,559	8,260	21,408	24,442
Depreciation and amortization	5,749	5,618	16,655	16,901
Partial write-down of intangible assets	-	-	-	5,800
	60,336	56,954	172,743	173,444

Operating income	32,000	19,703	83,732	46,622

Financial expenses	1,188	1,764	4,702	5,259
Interest income	(2,879)	(1,580)	(7,523)	(3,337)
Loss (Gain) on foreign currency	756	(118)	1,038	(663)
	(935)	66	(1,783)	1,259

Income before income taxes	32,935	19,637	85,515	45,363
Income taxes	13,577	6,357	30,838	14,516
Net income	19,358	13,280	54,677	30,847

Income per common share
Basic	0.42	0.29	1.19	0.67
Diluted	0.36	0.26	1.03	0.62

Weighted average number of common shares
Basic	46,580,075	45,775,345	46,131,468	45,732,761
Diluted	56,096,165	54,996,338	55,601,528	55,050,987
(a) Exclusive of depreciation and amortization

These condensed financial statements should be read in conjunction with the annual Consolidated Financial Statements.

KEY PRODUCT INFORMATION

	Q3 2007		Fiscal 2007 to date		Prescriptions Increase[1]
	Sales (US$ M)	Sales Increase (%)	Sales (US$ M)	Sales increase (%)	Q3 2007 (%)	Fiscal 2007 to date (%)
North America
CANASA	21.4	39.1	48.6	30.2	4.7	1.1
SALOFALK	4.9	14.9	14.4	15.0	8.1	8.1
ULTRASE	10.2	16.8	32.6	17.9	8.8	1.6
URSO 250 / FORTE / DS	17.9	7.0	55.9	20.8	2.9(2)	0.3(2)
CARAFATE	13.4	13.9	35.5	13.7	5.6	6.2

Europe
LACTEOL	4.4	31.1	13.3	(6.0)	n/a	n/a
PANZYTRAT	4.3	104.4	12.4	48.3	n/a	n/a
DELURSAN	4.3	19.7	12.4	19.4	n/a	n/a

1Compared with the same period a year earlier
2 Based on IMS Prescription Data for products sold in the United States

PRODUCTS IN NORTH AMERICA

CANASA
CANASA sales for the quarter represented significant growth compared to the same period in 2006, as they increased 39.1% to $21.4 million. The dollar growth for this product does not reflect prescription growth, due to wholesaler ordering patterns experienced during both periods presented.

For the third quarter of fiscal 2007, total CANASA prescriptions increased 4.7% compared to the prior year. However, in 2006, although CANASA 500 mg had already been removed from the market, this dosage form was still minimally prescribed. An analysis of trends for CANASA 1000 mg alone shows that total prescriptions were up 10.5% for the quarter and 27.7% for the year to date, compared to the same periods in the prior year. Considering that the prescription size in units dispensed of CANASA 1000 mg suppositories is similar to CANASA 500 mg, and taking into consideration the price differential between the 1000 mg and a 500 mg dosage forms, the Company believes that it is experiencing significantly higher dollar growth than prescription growth. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the Company is now realizing revenues from prescriptions that were provided free of charge, or at a reduced cost in prior periods.

ULTRASE
For the third quarter of fiscal 2007, the increase in ULTRASE sales represented growth of 16.8% compared to the same period in the prior year. Wholesaler buying patterns during the quarter and the comparable quarter in 2006 account for the some of the difference.

A review of U.S. prescription trends for the quarter shows growth of 12.1% in new prescriptions and 8.8% growth in total prescriptions compared to the same period in 2006. Changes in the Axcan patient assistance programs have not had a significant impact on ULTRASE sales, as the Company continues to leverage its Care First and Comprehensive Care for CF Patients programs, for which no changes in the eligibility requirements have been made.

URSO 250/URSO FORTE/DS
Total ursodiol sales for the third quarter of fiscal 2007 increased significantly compared to the same period in 2006. However, the dollar growth does not reflect the prescription growth for this product, due to wholesaler ordering patterns experienced during the third quarter of fiscal 2007 and the comparable quarter for fiscal 2006. The Canadian business was also negatively impacted during the quarter by generic erosion.

For the third quarter of fiscal 2007, total U.S. ursodiol prescriptions were up 2.9%. URSO FORTE, a 500-mg dosage form of ursodiol launched in fiscal 2005, continues to contribute to overall total prescription growth. Total dollarized unit growth, when adjusted for dosage strength effect for the difference between 250-mg dosage, and 500-mg dosage prescriptions, showed a 7.0% increase during the third quarter, and the year. Furthermore, as Axcan transitions to new eligibility rules in its patient assistance programs, the Company is realizing revenues from prescriptions that were provided free of charge, or at a reduced cost in prior periods. The Company has also seen an increase in the prescription size that contributed to dollar sales during the third quarter of fiscal 2007 and year to date.

CARAFATE
CARAFATE sales for the quarter increased 13.9%, which was above prescription growth for the period of 5.6%. The dollar growth does not reflect the prescription growth for this product, due to wholesaler ordering patterns experienced during the third quarter of fiscal 2007 and the comparable quarter for fiscal 2006. The Company continues to see growth in the CARAFATE franchise, mostly due to the promotional efforts in fiscal 2006 on CARAFATE oral suspension, which created prescription growth and increased the size of the prescription dispensed.

PRODUCTS IN EUROPE

LACTEOL
For the third quarter, sales of LACTEOL in Europe and elsewhere in the world increased 31.1%, compared to the same period in fiscal 2006. In local currency, LACTEOL sales increased 21.9%, compared to the same period in fiscal 2006. Sales of this product are stable as compared to the second quarter of fiscal 2007. As previously disclosed, the Company believes that the sales impact caused by the delisting from French government formularies on March 1, 2006, has stabilized.

PANZYTRAT

For the third quarter, sales of PANZYTRAT expressed in U.S. dollars increased 104.4% compared to the same period in 2006.

In local currency, PANZYTRAT sales increased 89.9%, compared to the same period in fiscal 2006. This increase is largely due to a strong sales performance of this product in Germany. In coming quarters, Axcan expects to see a positive impact from new distribution contracts that have been signed for the export markets over the last few months.

DELURSAN
For the third quarter, sales of DELURSAN expressed in U.S. dollars increased 19.7% compared to the same period in 2006.

In local currency, DELURSAN sales increased 11.3%, compared to the same period in fiscal 2006. This is mainly due to the Company’s ongoing efforts in focusing its commercial activities on gastroenterologists in France.